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Cusip No. 61945R100                 13G               Page 1 of 9 Pages
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                       SECURITIES AND EXCHANGE COMMISSION

                             WASHINGTON, D.C. 20549

                                  SCHEDULE 13G

                                 (Rule 13d-102)

             INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
     TO RULE 13d-1(b), (c), AND (d) AND AMENDMENTS THERETO FILED PURSUANT TO
                                   RULE 13d-2

                               (AMENDMENT NO. __)(1)

                              Moscow CableCom Corp.
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                                (Name of Issuer)

                     Common Stock, par value $0.01 per share
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                         (Title of Class of Securities)

                                   61945R100
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                                 (CUSIP Number)

                                May 5, 2006
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             (Date of Event Which Requires Filing of this Statement)

         Check the appropriate box to designate the rule pursuant to which this
Schedule is filed:

                   [_]  Rule 13d-1(b)
                   [X]  Rule 13d-1(c)
                   [_]  Rule 13d-1(d)

(1) The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                               Page 1 of 9 Pages

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Cusip No. 61945R100                 13G               Page 2 of 9 Pages
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1     NAMES OF REPORTING PERSONS
      I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

                Firebird Management LLC (2)

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2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
                                                   (a) [_]
                                                   (b) [_]
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3     SEC USE ONLY

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4     CITIZENSHIP OR PLACE OF ORGANIZATION

        New York

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                    5      SOLE VOTING POWER

                           0
NUMBER OF           ------------------------------------------------------------
SHARES              6      SHARED VOTING POWER
BENEFICIALLY
OWNED BY                   963,064 (2)
EACH                ------------------------------------------------------------
REPORTING           7      SOLE DISPOSITIVE POWER
PERSON
WITH                       0
                    ------------------------------------------------------------
                    8      SHARED DISPOSITIVE POWER

                           963,064 (2)

--------------------------------------------------------------------------------
  9  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                 963,064 (2)

--------------------------------------------------------------------------------
10 CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) [__]

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11   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

                 8.29%

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12   TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

                 IA

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(2) The controlling member of the Reporting Person is Harvey Sawikin. The
Reporting Person may be deemed the beneficial owner of 482,500 shares (or 4.15% of the outstanding shares of Common Stock of the issuer, which includes 125,000 shares issuable upon the exercise of warrants) in its capacity as the investment adviser to Firebird Republics Fund, Ltd. (the "Republics Fund") and Firebird New Russia Fund, Ltd. (the "New Russia Fund"), which are the holders of such shares. As the investment adviser of the Republics Fund and the New Russia Fund, the Reporting Person has voting and investment control with respect to the shares. The Reporting Person may also be deemed a member of a group with the investment advisers of Firebird Avrora Fund, Ltd. and Firebird Fund, L.P., that hold respectively 263,064 shares (including 62,500 shares issuable upon the exercise of warrants) and 217,500 shares (including 62,500 shares issuable upon the exercise of warrants), as a result of the common management of the investment advisers of each such fund.
                               Page 2 of 9 Pages

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Cusip No. 61945R100                 13G               Page 3 of 9 Pages
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1     NAMES OF REPORTING PERSONS
      I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

                Firebird Advisors LDC (3)

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2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
                                                   (a) [_]
                                                   (b) [_]
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3     SEC USE ONLY

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4     CITIZENSHIP OR PLACE OF ORGANIZATION

        Cayman Islands

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                    5      SOLE VOTING POWER

                           0
NUMBER OF           ------------------------------------------------------------
SHARES              6      SHARED VOTING POWER
BENEFICIALLY
OWNED BY                   963,064 (3)
EACH                ------------------------------------------------------------
REPORTING           7      SOLE DISPOSITIVE POWER
PERSON
WITH                       0
                    ------------------------------------------------------------
                    8      SHARED DISPOSITIVE POWER

                           963,064 (3)

--------------------------------------------------------------------------------
  9  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                 963,064 (3)

--------------------------------------------------------------------------------
10 CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) [__]

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11   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

                 8.29%

--------------------------------------------------------------------------------

12   TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

                 IA

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(3) The controlling member of the Reporting Person is Harvey Sawikin. The
Reporting Person may be deemed the beneficial owner of 217,500 shares (or 1.87% of the outstanding shares of Common Stock of the issuer, which includes 62,500 shares issuable upon the exercise of warrants) in its capacity as the investment adviser to Firebird Fund, L.P. (the "Firebird Fund"), which is the holder of such shares. As the investment adviser of the Firebird Fund, the Reporting Person has voting and investment control with respect to the shares. The Reporting Person may also be deemed a member of a group with the investment advisers of Firebird New Russia Fund, Ltd., Firebird Republics Fund, Ltd. and Firebird Avrora Fund, Ltd., that hold respectively 220,000 shares (including 62,500 shares issuable upon the exercise of warrants), 262,500 shares (including 62,500 shares issuable upon the exercise of warrants) and 263,064 shares (including 62,500 shares issuable upon the exercise of warrants), as a result of the common management of the investment advisers of each such fund.
                               Page 3 of 9 Pages

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Cusip No. 61945R100                 13G               Page 4 of 9 Pages
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1     NAMES OF REPORTING PERSONS
      I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

               Firebird Avrora Advisors LLC (4)

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2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
                                                   (a) [_]
                                                   (b) [_]
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3     SEC USE ONLY

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4     CITIZENSHIP OR PLACE OF ORGANIZATION

        New York

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                    5      SOLE VOTING POWER

                           0
NUMBER OF           ------------------------------------------------------------
SHARES              6      SHARED VOTING POWER
BENEFICIALLY
OWNED BY                   963,064 (4)
EACH                ------------------------------------------------------------
REPORTING           7      SOLE DISPOSITIVE POWER
PERSON
WITH                       0
                    ------------------------------------------------------------
                    8      SHARED DISPOSITIVE POWER

                           963,064 (4)

--------------------------------------------------------------------------------
  9  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                 963,064 (4)

--------------------------------------------------------------------------------
10 CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) [__]

--------------------------------------------------------------------------------
11   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

                 8.29%

--------------------------------------------------------------------------------

12   TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

                 IA

-------------------------------------------------------------------------------

(4) The controlling member of the Reporting Person is Harvey Sawikin. The Reporting Person may be deemed the beneficial owner of 263,064 shares (or 2.26% of the outstanding shares of Common Stock of the issuer, which includes 62,500 shares issuable upon the exercise of warrants) in its capacity as the investment adviser to Firebird Avrora Fund, Ltd. (the "Avrora Fund"), which is the holder of such shares. As the investment adviser of the Avrora Fund, the Reporting Person has voting and investment control with respect to the shares. The Reporting Person may also be deemed a member of a group with the investment advisers of Firebird New Russia Fund, Ltd., Firebird Republics Fund, Ltd. and Firebird Fund, L.P., that hold respectively 220,000 shares (including 62,500 shares issuable upon the exercise of warrants), 262,500 shares (including 62,500 shares issuable upon the exercise of warrants) and 217,500 shares (including 62,500 shares issuable upon the exercise of warrants), as a result of the common management of the investment advisers of each such fund.

                               Page 4 of 9 Pages

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Cusip No. 61945R100                13G               Page 5 of 9 Pages
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SCHEDULE 13G

Item 1(a).    NAME OF ISSUER:   Moscow CableCom Corp.

Item 1(b).    ADDRESS OF ISSUER'S PRINCIPAL EXECUTIVE OFFICES:
              590 Madison Avenue,  38th Floor, New York, New York 10022

Item 2(a).    NAMES OF PERSONS FILING: Firebird  Management  LLC;
              Firebird  Advisors  LDC;  Firebird  Avrora Advisors LLC (5)

Item 2(b).    ADDRESS OF PRINCIPAL BUSINESS OFFICE OR, IF NONE, RESIDENCE:
              152 West 57th Street,  24th Floor, New York, NY 10019

Item 2(c). CITIZENSHIP: New York (but for Firebird Advisors LDC, the Cayman Islands)

Item 2(d). TITLE OF CLASS OF SECURITIES: Common Stock, $0.01 par value (the "Common Stock").

Item 2(e).    CUSIP NUMBER: 61945R100

Item 3. IF THIS STATEMENT IS FILED PURSUANT TO RULE 13d-1(b), OR 13d-2(b) OR (c), CHECK WHETHER THE PERSON FILING IS A:

(a) [ ] Broker or dealer registered under section 15 of the Act (15 U.S.C. 78o).

(b) [ ] Bank as defined in section  3(a)(6) of the Act (15 U.S.C. 78c).

(c) [ ] Insurance company as defined in section 3(a)(19) of the Act (15 U.S.C.
        78c).

(d) [ ] Investment company registered under section 8 of the Investment Company Act of 1940 (15 U.S.C 80a-8).

(e) [ ] An  investment  adviser in  accordance  with ss.240.13d-1(b)(1)(ii)(E);

(f) [ ] An employee benefit plan or endowment fund in accordance with ss.240.13d-1(b)(1)(ii)(F);

(g) [ ] A parent holding company or control person in accordance with ss. 240.13d-1(b)(1)(ii)(G);

(h) [ ] A savings associations as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);

(i) [ ] A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3);

(j) [ ] Group, in accordance with ss.240.13d-1(b)(1)(ii)(J).

(5) The Reporting Persons are filing jointly pursuant to a joint filing agreement annexed hereto as Exhibit A.


                               Page 5 of 9 Pages

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Cusip No. 61945R100                13G               Page 6 of 9 Pages
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Item 4.       OWNERSHIP.

              (a)    Amount beneficially owned: (6)

                      963,064

              (b)    Percent of class:

                      8.29%

              (c)    Number of shares as to which the person has:

                     (i)   SOLE POWER TO VOTE OR TO DIRECT THE VOTE:

                           0

                    (ii)   SHARED POWER TO VOTE OR TO DIRECT THE VOTE:

                           963,064

                   (iii)   SOLE POWER TO DISPOSE OR TO DIRECT THE DISPOSITION
                           OF:

                           0

                    (iv)   SHARED POWER TO DISPOSE OR TO DIRECT THE DISPOSITION
                           OF:

                           963,064


Item 5.       OWNERSHIP OF FIVE PERCENT OR LESS OF A CLASS.

              Not Applicable.

Item 6.       OWNERSHIP OF MORE THAN FIVE PERCENT ON BEHALF OF ANOTHER PERSON.

              Not Applicable.

Item 7. IDENTIFICATION AND CLASSIFICATION OF THE SUBSIDIARY WHICH ACQUIRED THE SECURITY BEING REPORTED ON BY THE PARENT HOLDING COMPANY OR CONTROL PERSON.

              Not Applicable.

(6) The controlling member of the Reporting Persons is Harvey Sawikin. The Reporting Persons may be deemed the beneficial owner of 963,064 shares (or 8.29% of the outstanding shares of Common Stock of the issuer) in their respective capacities as the investment adviser to Firebird New Russia Fund, Ltd.., Firebird Republics Fund, Ltd., Firebird Fund, L.P., and Firebird Avrora Fund, Ltd. (the "Funds") which are the holders of such shares. As the investment advisers of the Funds, the Reporting Persons have voting and investment control with respect to the shares.
                               Page 6 of 9 Pages

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Cusip No. 61945R100                13G               Page 7 of 9 Pages
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Item 8.      IDENTIFICATION AND CLASSIFICATION OF MEMBERS OF THE GROUP.

             Not Applicable.

Item 9.      NOTICE OF DISSOLUTION OF GROUP.
             Not Applicable.

Item 10.     CERTIFICATION.

             By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.


                    Page 7 of 9 Pages

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Cusip No. 61945R100                13G               Page 8 of 9 Pages
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                                   SIGNATURES

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: May 18, 2006

                                     FIREBIRD MANAGEMENT LLC

                                     By:  /s/ Harvey Sawikin
                                         ---------------------------
                                         Harvey Sawikin
                                         Principal

                                     FIREBIRD ADVISORS LDC

                                     By:  /s/ Harvey Sawikin
                                         ---------------------------
                                         Harvey Sawikin
                                         Principal


                                    FIREBIRD AVRORA ADVISORS LLC

                                     By:  /s/ Harvey Sawikin
                                         ---------------------------
                                         Harvey Sawikin
                                         Principal


                              Page 8 of 9 Pages

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Cusip No. 61945R100                13G               Page 9 of 9 Pages
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                                                                      EXHIBIT A

JOINT FILING AGREEMENT

         Firebird Management LLC, Firebird Advisors LDC and Firebird Avrora Advisors LLC in compliance with Rule 13d-1(k) of the Securities and Exchange Commission, hereby agree that the statement on Schedule 13G to which this Agreement is attached as an exhibit is, and any amendments thereto filed by any of us will be, filed on behalf of each such company, that each such company is responsible for the timely filing of the Schedule 13G and any amendments thereto and for the completeness and accuracy of the information concerning such company contained therein.

Dated: May 18, 2006


                                     FIREBIRD MANAGEMENT LLC

                                     By:  /s/ Harvey Sawikin
                                         ---------------------------
                                         Harvey Sawikin
                                         Principal

                                     FIREBIRD ADVISORS LDC

                                     By:  /s/ Harvey Sawikin
                                         ---------------------------
                                         Harvey Sawikin
                                         Principal


                                    FIREBIRD AVRORA ADVISORS LLC

                                     By:  /s/ Harvey Sawikin
                                         ---------------------------
                                         Harvey Sawikin
                                         Principal


                              Page 9 of 9 Pages